 Exhibit 99.1

First Mining Announces Year-End 2024 Financial Results and Operating Highlights

VANCOUVER, BC, March 31, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its fourth quarter and annual financial results for the year ended December 31, 2024. The audited consolidated financial statements and management's discussion and analysis ("MD&A"), and annual information form ("AIF") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

2024 and Q4 2024 Highlights:

•	As of December 31, 2024, the Company's cash and current investments balance was $13.7 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.
•	On December 3, 2024, the Company announced positive Federal Conformity Determination from the Impact Assessment Agency of Canada for the Springpole Gold Project Final EIS.
•	On November 21, 2024, the Company announced exploration drill results from the Buzz and North Zone expansion targets, with hole DUP24-028 from the Buzz Zone returning 1.55 g/t Au over 15.4 m, including 3.08 g/t Au over 5.3 m, and Hole DUP24-032 from the North Zone returning 4.00 g/t Au over 5.7 m, including 6.65 g/t Au over 2.0 m.
•	On November 19, 2024, the Company announced an Eastern Extension resource growth opportunity at the Springpole Gold Project with initial results from the 2024 East Extension diamond drilling program, including 0.83 g/t Au and 8.02 g/t Ag over 52.50 m, and 0.61 g/t Au and 4.66 g/t Ag over 46.50 m from drill hole SP24-007.
•	On November 13, 2024, The Company announced the establishment and positive initial review by a best practice Independent Geotechnical and Tailings Review Board for the Springpole Gold Project.
•	On November 5, 2024, the Company announced the submission of the Final Environmental Impact Statement / Environment Assessment ("EIS/EA") for the Springpole Gold Project. The final EIS/EA incorporates over 14 years of research and data collection and includes several optimizations completed since the release of the Pre-Feasibility Study. The submission reflects multiple scientific and engineering disciplines to achieve a sustainable Project that will both protect the environment and deliver tremendous socio-economic and infrastructure benefits. Through advancement in Project designs, analysis shows that all regulatory requirements will be met by the Project, including fish habitat offsetting and water quality that will meet stringent Canadian Water Quality Guidelines during all phases of the Project. The input received from all parties during the draft EIS/EA review helped inform the optimizations made for the final EIS/EA.
•	On October 31, 2024, the Company announced that it has entered into a Process Agreement with Cat Lake First Nation and Lac Seul First Nation which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment.
•	On October 10, 2024, the Company completed a non-brokered private placement offering (the "Private Placement Offering") raising aggregate gross proceeds of $7,352,600, which consisted of 54,463,706 units (the "Private Placement Units") of the Company at a price of $0.135 per Private Placement Unit. Each Private Placement Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 per common share for a period of 36 months following the closing date of the Private Placement Offering.
•	On September 26, 2024, the Company completed a brokered bought deal public offering (the "Bought Deal Offering") raising aggregate gross proceeds of $8,050,023 which consisted of 59,629,800 units (the "Bought Deal Units") of the Company at a price of $0.135 per Bought Deal unit. Each Bought Deal Unit consisted of one common share and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Bought Deal Warrant"). Each Bought Deal Warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 per common share for a period of 36 months following the closing date of the Bought Deal Offering.
•	On September 9, 2024, the Company announced new assay results for the Challenger high- grade gold discovery at its Birch-Uchi Greenstone Belt Exploration Project. The Challenger target area is located 12 km southwest of the Springpole Gold Project and has become one of several high priority exploration targets for the Company.
•	On June 27, 2024, the Company published its third annual Environmental, Social and Governance ("ESG") Report for the 2023 year highlighting the Company's ESG commitments, practices and performance.
•	On June 14, 2024, the Company completed a non-brokered private placement for aggregate gross proceeds of $6,950,000 consisting of 31,212,121 flow-through shares ("FT Shares") for the purposes of the Income Tax Act (Canada) at a price of $0.165 per FT Share, and 10,000,000 Quebec flow-through shares that qualify as flow-through shares for the purposes of the ITA and the Taxation Act (Quebec)(the "Quebec FT Shares") at a price of $0.18 per Quebec FT Share.
•	Lisa Peterson, CPA, CA, the Company's Chief Financial Officer and Corporate Secretary, will be taking maternity leave starting on or about April 4, 2025, with an expected return in October 2025.
•	Darren Prins, CPA, CA, has been appointed interim Chief Financial Officer of the Company effective March 31, 2025. Mr. Prins has extensive experience in capital markets, financial reporting, risk management, and tax planning.
•	Richard Huang, the Company's Vice President, Corporate Development, will assume the role of Corporate Secretary, in addition to his current role.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 31-MAR-25